Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services


Deutsche Bank

April 22, 2003

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549


03050264

Re: St. George Limited - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by St. George Bank Ltd. are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to St. George Bank Ltd. The SEC file number relating to such exemption is 82 - 3809.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,



Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

Attachments:

- Press Release - "Crusade Global Trust No. 1 of 2003 Priced

news

release


st.george

10 March 2003
RE030303

Crusade Global Trust No. 1 of 2003 Priced

St.George Bank Limited announced today the pricing in New York on Friday, March 7, of Crusade Global Trust No.1 of 2003, its fifth global mortgage-backed securities issue (and tenth overall) under the Crusade Securitisation Programme. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

Mortgage-backed securities with a total equivalent value of approximately A$1.8 billion will be issued. The US$1,050 million senior tranche was priced at 3 Month LIBOR plus 20 basis points. Two subordinated tranches totalling A$35 million are also being issued to Australian investors. It is expected the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investors Service.

The issue was Lead Managed by JP Morgan, with Credit Suisse First Boston and UBS Warburg as Co-Managers.

ENDS

Media Inquiries:	Jeff Sheehan, Chief Manager Capital Markets	(02) 9320 5510
	Roger Desmarchelier, Head of Group Securitisation	(02) 9320 5605